SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of November, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


             RYANAIR'S CUSTOMER SERVICE STATISTICS FOR OCTOBER 2003

Ryanair, Europe's No.1 low fares airline, today (7th Nov 03) released its customer service statistics for October 2003. Ryanair is committed to publishing customer service statistics each month and these confirm that Ryanair is also No. 1 for Customer Service.

   -93.11%of all Ryanair's 14,894 flights during October arrived on time.

   -Ryanair has set the standard as the No.1 on-time airline beating easyjet every week this year and as the No. 1 airline for the fewest cancellations.

   -Complaints registered at less than 1(0.41) complaint per 1000 passengers.

   -Mislaid baggage registered at less than 1(0.62) mislaid bag per 1000 passengers.


PASSENGER STATISTICS - OCTOBER 2003                   2002       2003
-----------------------------------                 ------     ------
On-time flights                                      84.09%     93.11%
-----------------------------------                 ------     ------

Complaints per 1000 pax                               0.55       0.41
-----------------------------------                 ------     ------

Baggage complaints per 1000 pax                       0.90       0.62
-----------------------------------                 ------     ------

Complaints answered within 7 days                     n/a        100%
-----------------------------------                 ------     ------


Ends    Friday 7th November 2003

For further information:  Paul Fitzsimmons             Pauline McAlester
                          Ryanair                      Murray Consultants
                          Tel: + 353 1 812 1228        Tel: + 353 1 4980 300


Ryanair Monthly Statistics Compared with Association of European Airlines

The following are based on the Association of European Airlines monthly performance statistics for our major competitors for the month September 2003 and figures published on airline websites.

Ryanair No. 1 on time airline in Europe


Airline                                         Ranking               %
---------------                           -------------         -------
Ryanair                                               1           93.11
---------------                           -------------         -------

SAS                                                   2            90.8
---------------                           -------------         -------

Lufthansa                                             3            85.4
---------------                           -------------         -------

Air France                                            4            85.1
---------------                           -------------         -------

British Airways                                       5            82.5
---------------                           -------------         -------

Easyjet                                               6            77.0
---------------                           -------------         -------

Alitalia                                              7            69.7
---------------                           -------------         -------


                                                               % Flights
                                                         arriving within
                                                           15 minutes of
                                                          scheduled time
                                        --------------------------------

Ryanair No. 1 airline for fewest lost bags

Airline                Ranking         Baggage Lost Per 1000 Passengers
---------------      ---------         --------------------------------
Ryanair                      1                                    0.33
---------------      ---------         --------------------------------

SAS                          2                                    8.30
---------------      ---------         --------------------------------

Austrian                     3                                   14.20
---------------      ---------         --------------------------------

Air France                   4                                   15.50
---------------      ---------         --------------------------------

Lufthansa                    5                                   15.60
---------------      ---------         --------------------------------

British Airways              6                                   16.60
---------------      ---------         --------------------------------

Alitalia                     7                                   23.30
---------------      ---------         --------------------------------

easyJet                              Refuse to Publish
--------                             -----------------


Ryanair No. 1 airline for fewest cancellations

Airline                       Ranking              % flights completed
---------------             ---------  -------------------------------
Ryanair                             1                            99.82
---------------             ---------  -------------------------------

Lufthansa                           2                            99.50
---------------             ---------  -------------------------------

British Airways                     3                            99.40
---------------             ---------  -------------------------------

Austrian                            4                            99.30
---------------             ---------  -------------------------------

Alitalia                            5                            99.20
---------------             ---------  -------------------------------

SAS                                 6                            98.30
---------------             ---------  -------------------------------

Air France                          7                            98.80
---------------             ---------  -------------------------------

easyJet                              Refuse to Publish
--------                             -----------------


Ryanair beats easyJet every week on punctuality

                                    On Times


     Week Ending               Ryanair         easyJet             Ryanair
                                                                  Position

       06-Jan                     81%            72%                 1

       12-Jan                     84%            76%                 1

       19-Jan                     93%            86%                 1

       26-Jan                     97%            88%                 1

       02-Feb                     81%            64%                 1

       09 Feb                     90%            63%                 1

       16 Feb                     89%            73%                 1

       23-Feb                     86%            72%                 1

       02- Mar                    91%            79%                 1

       09-Mar                     88%            81%                 1

       16-Mar                     94%            86%                 1

      23-March                    86%            82%                 1

      30-March                    93%            78%                 1

       6-April                    92%            68%                 1

      13-April                    95%            79%                 1

      20-April                    93%            78%                 1

      27-April                    97%            81%                 1

       05 May                     91%            75%                 1

       11-May                     94%            81%                 1

       18-May                     92%            70%                 1

       25-May                     91%             NA                 1

        1-Jun                     90%            63%                 1

        8-Jun                     90%            62%                 1

       15-Jun                     95%            77%                 1

       22-Jun                     94%            74%                 1

       29-Jun                     92%            72%                 1

       06 Jul                     92%            67%                 1

       13 Jul                     96%            78%                 1

       20 Jul                     88%            71%                 1

       27 Jul                     94%            71%                 1

       03 Aug                     93%             ??                 1

       10 Aug                     89%            75%                 1

       17 Aug                     92%            74%                 1

       24 Aug                     95%            78%                 1

       31-Aug                     90%            73%                 1

       07-Sep                     93%            69%                 1

       14-Sep                     94%            78%                 1

       21-Sep                     96%            80%                 1

       28-Sep                     94%            79%                 1

       05-Oct                     94%            79%                 1

       12-Oct                     96%            81%                 1

       19- Oct                    95%            77%                 1

       26- Oct                    88%            75%                 1

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  7 November 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director